September 8, 2005

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, D.C. 20549

Dear Mr. Spirgel:

Re:	Hudson Highland Group, Inc. Form 10-K for Fiscal Year Ended December 31, 2004 Filed March 14, 2005

Forms 10-Q for Fiscal Quarters Ended March 31, 2005 and June 30, 2005 File No. 0-50129

Your letter of August 25, 2005

We are writing in response to your letter of August 25, 2005, to Jon F. Chait as to your review comments on the subject filings. We have the following responses, which are numbered in accordance with your comments to us.

Comment #1
We note that you abandoned your German subsidiary and closed your continental European operations in the year ended December 31, 2004. Tell us how you applied the guidance in SFAS 144 in determining whether these operations should be presented as discontinued operations.

Response to Comment #1
The Company notes that the actions described in Comment #1 were two separate actions, one of which was taken in the fourth quarter of 2003 and the other taken in the first quarter of 2004.

The first action was the closing of some of the Highland segment’s domestic and continental European offices in the fourth quarter of 2003, which was accounted for under SFAS No. 146 as business reorganization expense. The Company determined that when applying SFAS No. 144 guidance for this action it did not qualify as a discontinued operation. The reasoning for reporting this in continuing operations was that the closing of the offices did not discontinue our activities in those countries, as we still operate and generate direct cash flow from those countries in other neighboring offices. (Revenues for 2003 related to the closed offices represented 0.7% of the Company’s total revenues). Even if discontinued operations presentation were appropriate, the resulting reclassification would be immaterial.

The second action, the abandonment of Hudson segment’s German subsidiary, was taken in the first quarter of 2004. The Company determined that when applying SFAS No. 144 guidance to this action, it did not qualify as a discontinued operation. The reasoning for reporting this as a continuing operation was that the closing of this operation’s offices was not expected to and did not discontinue our activities in Germany, as we still serve and generate cash flows from German customers. We also considered the relative size of the German operations and concluded that even if discontinued operations presentation were appropriate, the resulting reclassification would be immaterial. (For 2003 revenues of the German operations represented 0.8% of the Company’s total revenues).

As both the above noted actions were initiated prior to the issuance of EITF Interpretation 03-13, the Company did not apply the specific criteria identified in that guidance. We did, however, consider the examples provided in Appendix A to SFAS 144 which was the interpretation available at the time. We initially determined that based on the expectation of continuing cash flows in each case that classification as a discontinued operation was not appropriate. Upon review of EITF Interpretation 03-13, we found that an application of the cash flow “significance” criterion established in that guidance may have modified our previous conclusion and these operations could have been considered discontinued operations. Although this guidance allowed for reclassification of dispositions to discontinued operations in 2004, such a reclassification was not mandatory. We considered this fact and the relative insignificance of the operations in question, and we concluded that our earlier decision and related presentation was not in any way misleading to the reader of the financial statements.

Comment #2
Tell us how you have identified your operating and reportable segments under the guidance in SFAS 131. In this regard, we note that you present financial information for your regional operating units in your press release furnished in your Form 8-K dated July 26, 2005. In addition, you also present revenues and gross margins for your temporary contracting and permanent placement businesses in your financial statements. If you have aggregated several operating segments into one reportable segment, tell us how you determined that you met the criteria for aggregation in paragraph 17 of SFAS 131, including the requirement that the segments have similar economic characteristics.

Response to Comment #2.
In establishing its operating and reportable segments, the Company has considered the criteria of SFAS 131 with particular regard to paragraphs 10 and 17. We report our results as two segments, Hudson and Highland. Hudson represents our professional staffing activities and Highland represents executive search activities. They have different economic characteristics and have entirely separate management structures. Additionally, the Company has put in place separate world-wide branding and marketing efforts for the respective Hudson and Highland businesses.

Within Hudson (representing 95% of 2004 revenue) are three regional groups representing North America, Europe, and Asia Pacific. Each has its own regional management and financial results which are regularly reviewed by the Company’s chief operating decision maker (as per SFAS 131.10). The Highland segment’s revenue is derived exclusively from executive search activities and is managed and operated separately from the rest of the Company’s businesses. The nature of Highland’s clients and products is different from the Hudson segment and is therefore reported as its own segment.

The Hudson business consists of temporary and contract staffing, permanent recruitment of mid-level professionals, and related human capital solutions activities on a world-wide basis. The regional operating data that we provide as an attachment to our earnings releases, and which are thereby filed on a Form 8-K, amplify the reported results for Hudson by major geography. By presenting this information we do not purport that such operations are reportable segments as discussed in Paragraph 16 SFAS 131. Rather they are provided to facilitate discussion of Hudson results. While they are operating segments, the Company views them as regional results for the overall Hudson operation and aggregates these operating segments as allowed by paragraph 17 of SFAS 131, as further discussed below.

The products and services are of a similar nature among the three regional Hudson operating segments, as are our customers; the type and class of customer for the services are similar, and the manner in which the services are marketed and distributed is similar. As to aggregation of the operating segments of Hudson into a reportable segment, we believe that all the criteria of SFAS 131 Paragraph 17 a-e are met as follows:

17a.	The nature of products and services
Hudson’s service offerings are similar throughout its world-wide operations. We provide permanent and temporary professional services and human resource consulting in North America, Europe, and Asia Pacific regions.

17b.	The nature of the production process
Hudson uses similar methods to sell business and to provide temporary and permanent professional staff to its clients in all its operations. The means of obtaining new clients, servicing clients, and providing our staffing services are essentially the same, with similar economic and risk characteristics. Additionally, similar Adjusted EBITDA margin percentages (a critical measure that senior executives have used to review and manage our business) have been achieved in the respective geographic regions. Management believes that these margins will improve and become even more similar as it evolves its operations towards more profitable staffing services.

17c.	The type or class of customer for the products and services
Our customers are similar as to their needs and profiles. Further, some customers are now served in multiple regions, and as our company matures, serving customers world-wide is considered an area of targeted growth.

17d.	The methods used to distribute their products or provide their services
We place primary reliance on our field sales force and branch structure for sales and marketing. We rely on our sales force spread through local offices that use advertising and broad-based media, including the internet, to attract high quality candidates for placement. Again, these practices are similar throughout our Hudson operations.

17e.	The nature of the regulatory environment Professional staffing is not a highly regulated industry in any of the locations where we operate.

In sum, the nature of our products and services – professional staffing and related services – are similar in our principal geographic regions, as is the process of producing business. The customers are similar, as are the methods used to generate business and the resulting long-term Adjusted EBITDA margins. In other words, we provide similar staffing and related services throughout the Hudson operation, and the economic characteristics are similar. These considerations have brought us to the conclusion that the business activities of Hudson constitute one reportable segment.

A similar process has been used to conclude that the Highland segment (our executive search business) represents one reportable segment. Further, the Highland business in total represents only 4.9% of consolidated revenues for 2004, with Europe and AsiaPac representing 0.6% and 0.7%, respectively, of the Company’s revenue.

Additionally, you have noted that the Company presents revenue and gross margin for “temporary contracting” and “other”, which includes search, permanent placement and other human resource solutions revenue. The Hudson segment contains temporary contracting, permanent placement and other human resource solutions revenue. The Hudson segment is not further segregated, as it does not meet all of the criteria listed in paragraph 10 of SFAS 131, as discrete financial information is not available for amounts below the gross margin line between temporary contracting, search, permanent placement and other human resource solutions revenues. Most importantly temporary contracting and permanent placement are closely integrated in Hudson’s businesses, and each is critical to the other. Accordingly, the financial information that is available for temporary and permanent placement (revenue and gross margin) is not used to allocate resources in any material fashion within the Company’s professional staffing business. We do not view these businesses as separable and as a result we do not generate operating income nor track identifiable assets related to each activity. The Company’s chief operating decision maker does not use the available information to make decisions about resource allocation or performance assessment between these groups. As a result, we do not believe the temporary contracting, permanent placement or other human resource solutions business components meet the definition of an operating segment.

Comment #3
We note your disclosure that your disclosure controls and procedures were effective “to ensure that material information relating to the Company, including the Company’s consolidated subsidiaries, was made known to them by others within those entities, particularly during the period in which this Quarterly Report on Form 10-Q was being prepared.” For the quarters ended March 31, 2005 and June 30, 2005, please confirm, if true, and clarify in future filings that your disclosure controls and procedures are effective in ensuring that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and are effective in ensuring that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. See Rule 13a-15(e) of the Exchange Act. Alternatively, you may simply state that your disclosure controls and procedures are effective.

Response to Comment #3.
The Company confirms that based upon their evaluation of the Company’s disclosure controls and procedures, the Chairman of the Board and Chief Executive Officer and Executive Vice President and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of the end of the quarters ended March 31, 2005 and June 30, 2005 to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms, and to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure

Accordingly, we would use the following language in future filings in place of our previous “evaluation of disclosure controls and procedures” language:

Based upon their evaluation of these disclosure controls and procedures, the Chairman of the Board and Chief Executive Officer and Executive Vice President and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of the end of the quarter ended [date of end of period covered by report] to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms, and to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Further, in accordance with your request, we acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your consideration of this response. I am available to discuss these matters and can be contacted at (212) 351-7285.

Sincerely,

/s/ Richard W. Pehlke

Richard W. Pehlke
Executive Vice President & CFO